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PLM Equipment Growth Fund V

2001 Annual Report



Description

PLM Equipment Growth Fund V was formed as a $184 million income-oriented limited partnership to acquire, manage, and lease a diversified portfolio of primarily used transportation and related equipment. PLM Financial Services, Inc., a wholly owned subsidiary of PLM International, Inc., is the General Partner of PLM Equipment Growth Fund V.

Partnership Information

For inquiries about the Partnership or your investment, or to request Forms 10-Q or 10-K, please write to ACS Securities Services, Inc., 3988 N. Central Expressway, Building 5, 6th floor, Dallas, TX, 75204; or call (800) 626-7549.

To access this and other reports please visit our website at www.plm.com.

To Our Investors

Dear Investor:

We are pleased to provide the Annual Report for PLM Equipment Growth Fund V, which contains important information concerning the recent operating results and current financial position of your investment program. If you would like a copy of the Form 10-K for this program, please contact our Investor Services Representatives at 1 (800) 626-7549, or access our website at www.plm.com.

Very truly yours,

Stephen M. Bess
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Management's discussion and analysis of financial condition and results of operations relates to the financial statements of PLM Equipment Growth Fund V (the Partnership). The following discussion and analysis of operations focuses on the performance of the Partnership's equipment in the various segments in which it operates and its effect on the Partnership's overall financial condition.

Results of Operations — Factors Affecting Performance

Re-leasing Activity and Repricing Exposure to Current Economic Conditions

The exposure of the Partnership's equipment portfolio to repricing risk occurs whenever the leases for the equipment expire or are otherwise terminated and the equipment must be remarketed. Major factors influencing the current market rate for Partnership equipment include, supply and demand for similar or comparable types of transport capacity, desirability of the equipment in the leasing market, market conditions for the particular industry segment in which the equipment is to be leased, overall economic conditions, and various regulations concerning the use of the equipment. Equipment that is idle or out of service between the expiration of one lease and the assumption of a subsequent lease can result in a reduction of contribution to the Partnership. The Partnership experienced re-leasing or repricing activity in 2001 for its trailer, marine vessels, railcar, aircraft, and marine container portfolios.

Trailers: The Partnership's trailer portfolio operates with short-line railroad systems. The relatively short duration of most leases in these operations exposes the trailers to considerable re-leasing activity.

Marine vessels: The Partnership's investment in entities owning marine vessels operated in the short-term leasing market. As a result of this, the Partnership's partially owned marine vessels were remarketed during 2001 exposing it to re-leasing and repricing risk.

Railcars: This equipment experienced significant re-leasing activity. Lease rates in this market are showing signs of weakness and this has led to lower utilization and lower contribution to the Partnership as existing leases expire and renewal leases are negotiated.

Aircraft: The Partnership's investment in a trust owning two aircraft on a direct finance lease was renegotiated in 2001 at a much lower rate.

Marine containers: All of the Partnership's marine containers are leased to operators of utilization-type leasing pools and, as such, are highly exposed to repricing activity. Market conditions were relatively constant during 2001.

Equipment Liquidations

Liquidation of Partnership owned equipment and of investments in unconsolidated special-purpose entities (USPEs) represents a reduction in the size of the equipment portfolio and may result in reductions of contributions to the Partnership. During the year, the Partnership disposed of owned equipment that included a marine vessel, marine containers, trailers, and a railcar for total proceeds of $2.7 million.

Nonperforming Lessees

Lessees not performing under the terms of their leases, either by not paying rent, not maintaining or operating the equipment in accordance with the conditions of the leases, or other possible departures from the lease terms, can result not only in reductions in contribution, but also may require the Partnership to assume additional costs to protect its interests under the leases, such as repossession or legal fees.

During 2001, a Brazilian lessee of three Stage II Boeing 737-200 commercial aircraft, notified the General Partner of its intention to return these aircraft. The lessee has not remitted four lease payments due to the Partnership. The Partnership has a security deposit from this lessee that could be used to pay a portion of the amount due. During October 2001, the General Partner sent a notification of default to the lessee. The lease, with an expiration date of October 2002, has certain return condition requirements for each of the remaining aircraft. The General Partner has recorded an allowance for bad debts for the amount of receivables due less the security deposit.

Reinvestment Risk

Reinvestment risk occurs when the Partnership cannot generate sufficient surplus cash after fulfillment of operating obligations and distributions to reinvest in additional equipment during the reinvestment phase of the Partnership; equipment is disposed of for less than threshold amounts; proceeds from the dispositions, or surplus cash available for reinvestment cannot be reinvested at the threshold lease rates; or proceeds from sales or surplus cash available for reinvestment cannot be deployed in a timely manner.

Pursuant to the equitable settlement related to the Koch and Romei actions (see Note 10 to the audited financial statements), the Partnership intends to increase its equipment portfolio by investing surplus cash in additional equipment, after fulfilling operating requirements until December 31, 2004. Additionally, the Partnership paid PLM Financial Services, Inc. (FSI or the General Partner) $0.1 million in acquisition and lease negotiation fees related to equipment purchased during 1999.

Other non-operating funds for reinvestment are generated from the sale of equipment prior to the Partnership's planned liquidation phase, the receipt of funds realized from the

Management's Discussion and Analysis of Financial Condition and Results of Operations

payment of stipulated loss values on equipment lost or disposed of while it was subject to lease agreements, or from the exercise of purchase options in certain lease agreements. Equipment sales generally result from evaluations by the General Partner that continued ownership of certain equipment is either inadequate to meet Partnership performance goals, or that market conditions, market values, and other considerations indicate it is the appropriate time to sell certain equipment.

Equipment Valuation

In accordance with Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), the General Partner reviews the carrying values of the Partnership's equipment portfolio at least quarterly and whenever circumstances indicate that the carrying value of an asset may not be recoverable due to expected future market conditions. If the projected undiscounted cash flows and the fair market value of the equipment are less than the carrying value of the equipment, a loss on revaluation is recorded. During 2001, a USPE trust owning two Stage III commercial aircraft on a direct finance lease reduced its net investment in the finance lease receivable due to a series of lease amendments. The Partnership's proportionate share of this writedown, which is included in equity in net income (loss) of the USPE in the accompanying statement of income, was $1.0 million. Reductions of $2.9 million to the carrying value of owned marine vessels were required during 1999. No reductions were required to the carrying value of the owned equipment during 2001 and 2000 or partially owned equipment in 2000 and 1999.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which replaces SFAS No. 121. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

The Partnership will apply the new rules on accounting for the impairment or disposal of long-lived assets beginning in the first quarter of 2002, and they are not anticipated to have an impact on the Partnership's earnings or financial position.

Financial Condition — Capital Resources, Liquidity, and Unit Redemption Plan

The General Partner purchased the Partnership's initial equipment portfolio with capital raised from its initial equity offering of $184.3 million and permanent debt financing of $38.0 million. No further capital contributions from limited partners are permitted under the terms of the Partnership's limited partnership agreement. The Partnership relies on operating cash flow to meet its operating obligations and make cash distributions to limited partners.

For the year ended December 31, 2001, the Partnership generated $11.4 million in operating cash (net cash provided by operating activities plus non-liquidating cash distributions from USPEs) to meet its operating obligations, make principal debt payments, purchase limited Partnership units for $2.3 million, and pay distributions of $1.7 million to the partners.

Pursuant to the equitable settlement related to the Koch and Romei actions (see Note 10 to the audited financial statements), during 2001 the Partnership paid FSI $0.1 million in acquisition and lease negotiation fees related to equipment purchased during 1999.

During 2001, the Partnership disposed of owned equipment for aggregate proceeds of $2.7 million.

Accounts receivable decreased $0.5 million during 2001 due to an increase in the allowance for doubtful accounts of $0.6 million offset, in part, by $0.1 million due to the timing of cash receipts.

Investments in USPEs decreased $2.5 million due to cash distributions of $2.7 million to the Partnership from the USPEs offset, in part, by income of $0.2 million that was recorded by the Partnership's from the USPEs during the year ended December 31, 2001.

Accounts payable and accrued expenses decreased $49,000 during 2001 due to the timing of payments to vendors.

Lessee deposits and reserve for repairs increased $0.4 million during 2001 resulting from increases in lessee's security deposits of $0.1 million and lessee prepaid deposits of $0.3 million.

The Partnership made principal payments of $5.3 million and quarterly interest payments at a rate of LIBOR plus 1.2% per annum to the lender of the senior loan during 2001. The Partnership also paid the lender of the senior loan an additional $0.2 million from equipment sale proceeds, as required by the loan agreement.

As a result of the settlement in the Koch and Romei actions (see Note 10 to the audited financial statements), the Partnership's redemption plan has been terminated and the Partnership was required to purchase up to 10% of the Partnership's limited partnership units for 80% of the net asset valued per unit. During the fourth quarter 2001, the General Partner, on behalf of the Partnership, agreed to purchase 594,820 limited partnership units for $2.5 million. The cash for this purchase came from available cash.

The General Partner has not planned any expenditures, nor is it aware of any contingencies that would cause it to require any additional capital to that mentioned above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, the General Partner reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including intangibles, allowance for doubtful accounts, reserves related to legally mandated equipment repairs and contingencies and litigation. These estimates are based on the General Partner's historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The General Partner believes, however, that the estimates, including those for the above-listed items, are reasonable and that actual results will not vary significantly from the estimated amounts.

The General Partner believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Partnership's financial statements:

Asset lives and depreciation methods: The Partnership's primary business involves the purchase and subsequent lease of long-lived transportation and related equipment. The General Partner has chosen asset lives that it believes correspond to the economic life of the related asset. The General Partner has chosen a deprecation method that it believes matches the benefit to the Partnership from the asset with the associated costs. These judgments have been made based on the General Partner's expertise in each equipment segment that the Partnership operates. If the asset life and depreciation method chosen does not reduce the book value of the asset to at least the potential future cash flows from the asset to the Partnership, the Partnership would be required to record a loss on revaluation. Likewise, if the net book value of the asset was reduced by an amount greater than the economic value has deteriorated, the Partnership may record a gain on sale upon final disposition of the asset.

Impairment of long-lived assets: On a regular basis, the General Partner reviews the carrying value of its equipment, investments in USPEs, and intangible assets to determine if the carrying value of the asset may not be recoverable in consideration of current economic conditions. This requires the General Partner to make estimates related to future cash flows from each asset as well as the determination if the deterioration is temporary or permanent. If these estimates or the related assumptions change in the future, the Partnership may be required to record additional impairment charges.

Allowance for doubtful accounts: The Partnership maintains allowances for doubtful accounts for estimated losses resulting from the inability of the lessees to make the lease payments. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of the lessees to make the required payments. If the financial condition of the Partnership's lessees were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the lessees were to improve or if legal remedies to collect past due amounts were successful, the allowance for doubtful accounts may need to be reduced and income would be increased.

Reserves for repairs: The Partnership accrues for legally required repairs to equipment such as dry docking for marine vessels and engine overhauls to aircraft engines over the period prior to the required repairs. The amount that is reserved for is based on the General Partner's expertise in each equipment segment, the past history of such costs for that specific piece of equipment and discussions with independent, third party equipment brokers. If the amount reserved for is not adequate to cover the cost of such repairs or if the repairs must be performed earlier than the General Partner estimated, the Partnership would incur additional repair and maintenance or equipment operating expenses.

Contingencies and litigation: The Partnership is subject to legal proceedings involving ordinary and routine claims related to its business. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, the Partnership may be required to record additional litigation expense.

Results of Operations — Year-to-Year Detailed Comparison

Comparison of the Partnership's Operating Results for the Years Ended December 31, 2001 and 2000

Owned Equipment Operations

Lease revenues less direct expenses (defined as repairs and maintenance, equipment operating, and asset-specific insurance expenses) on owned equipment decreased during the year ended December 31, 2001, compared to 2000. Gains or losses from the sale of equipment, interest and other income, and certain expenses such as depreciation and amortization and general and administrative expenses relating to the operating segments (see Note 5 to the audited financial statements), are not included in the owned equipment operation

Management's Discussion and Analysis of Financial Condition and Results of Operations

discussion because they are indirect in nature and not a result of operations, but the result of owning a portfolio of equipment. The following table presents lease revenues less direct expenses by segment (in thousands of dollars):

For the years ended December 31,	2001	2000
Aircraft	$ 8,351	$ 7,782
Railcars	991	1,811
Marine containers	311	405
Trailers	163	1,213
Marine vessels	(265)	2,774

Aircraft: Aircraft lease revenues and direct expenses were $8.5 million and $0.1 million, respectively, during 2001, compared to $8.1 million and $0.3 million, respectively, during 2000. The increase in aircraft lease revenues of $0.4 million was due to one aircraft being on-lease for the entire year ended December 31, 2001 that was off-lease for four months during 2000. Direct expenses decreased $0.1 million during the first nine months of 2001 due to repairs to one of the Partnership's aircraft during 2000 that wasn't required during 2001.

Railcars: Railcar lease revenues and direct expenses were $1.8 million and $0.8 million, respectively, during 2001, compared to $2.4 million and $0.6 million, respectively, during 2000. Lease revenues decreased $0.1 million due to lower re-lease rates earned on railcars whose leases expired during 2001 and decreased $0.4 million due to the increase in the number of railcars off-lease during 2001 compared to 2000. An increase in direct expenses of $0.2 million was due to higher repairs during 2001 compared to 2000.

Marine containers: Marine container lease revenues and direct expenses were $0.3 million and $1,000, respectively, during 2001, compared to $0.4 million and $7,000, respectively, during 2000. The decrease in marine container contribution was due to the disposal of marine containers during 2001 and 2000.

Trailers: Trailer lease revenues and direct expenses were $0.4 million and $0.2 million, respectively, during 2001, compared to $1.9 million and $0.7 million, respectively, during 2000. The decrease in trailer contribution was due to the sale of 76% of the Partnership's trailers during 2000.

Marine vessels: Marine vessel lease revenues and direct expenses were $0.1 million and $0.3 million, respectively, during 2001, compared to $8.1 million and $5.3 million, respectively, during 2000. The decrease in marine vessel contribution was caused by the sale of all the Partnership's wholly owned marine vessels during 2001 and 2000.

Indirect Expenses Related to Owned Equipment Operations

Total indirect expenses of $7.8 million for the year ended December 31, 2001 decreased from $11.9 million for the same period in 2000. Significant variances are explained as follows:

- Depreciation and amortization expenses decreased $2.5 million during 2001 compared to 2000. A decrease of $1.3 million was caused by the sale of two of the Partnership's wholly owned marine vessels during 2001 and 2000 and a decrease of $0.3 million resulted from the sale of 76% of the Partnership's trailers during 2000. Additionally, a decrease of $0.9 million was caused by the double-declining balance method of depreciation that results in greater depreciation during the first years an asset is owned.

- A $0.9 million decrease in interest expense was due to a lower average outstanding debt balance during 2001 compared to 2000.

- A $0.7 million decrease in general and administrative expenses during 2001 was due to a decrease of $0.4 million in costs resulting from the sale of 76% of the Partnership's trailers, a decrease of $0.1 million due to lower professional services, and $0.1 million decrease in inspection costs on owned equipment.

- A $0.6 million decrease in management fees was due to lower lease revenues of $10.0 million earned during 2001 compared to 2000 and an increase of $0.6 million in provision for bad debts.

- A $0.6 million increase in the provision for bad debts was due to the General Partners evaluation of the collectability of receivables due from certain lessees.

Net Gain on Disposition of Owned Equipment

The net gain on the disposition of equipment for the year ended December 31, 2001 totaled $1.2 million, which resulted from the sale of a marine vessel, marine containers, trailers, and a railcar with a net book value of $1.4 million, for $2.7 million. The net gain on the disposition of owned equipment for the year ended December 31, 2000 totaled $1.4 million, which resulted from the sale of a marine vessel, marine containers, railcars, and trailers with a net book value of $6.0 million, for proceeds of $7.2 million. Included in the 2000 net gain on disposition of assets is the unused portion of marine vessel dry docking of $0.1 million.

Equity in Net Income of Unconsolidated Special-Purpose Entities (USPEs)

Equity in net income (loss) of USPEs represent the Partnership's share of the net income (loss) generated from the operation of jointly-owned assets accounted for under the equity method of accounting. These entities are single purpose and have no debt or other financial encumbrances. The following table presents equity in net income (loss) by equipment type (in thousands of dollars):

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the years ended December 31,	2001	2000
Marine vessels	$ 911	$ 22
Aircraft	(725)	384
Equity in net income of USPEs	$ 186	$ 406

Marine vessels: As of December 31, 2001 and 2000, the Partnership owned interests in two entities owning a total of two marine vessels. During the year ended December 31, 2001, lease revenues of $6.6 million were offset by depreciation expense, direct expenses, and administrative expenses of $5.7 million. During 2000, lease revenues of $6.3 million were offset by depreciation expense, direct expenses, and administrative expenses of 6.2 million.

Lease revenues increased $0.4 million during 2001 compared to 2000. The increase in lease revenues was due to the following:

- One marine vessel was on voyage charter the entire year of 2001, compared to being on voyage charter and fixed rate lease during 2000. During 2001, this marine vessel earned $2.4 million in higher lease revenues due to higher lease rates earned while on voyage charter compared to 2000. Under a voyage charter lease, the marine vessel earns a higher lease rate, however, certain direct expenses that were paid by the lessee are now paid by the owner.

- This increase was partially offset by the other marine vessel earning lower lease revenues of $2.0 million compared to 2000. During 2001, lease revenues for this marine vessel decreased $0.5 million resulting from being off-lease for approximately two months while completing its dry docking. Lease revenues also decreased $0.4 million due to lower release rates while on voyage charter, and decreased $0.8 million due to being off-lease for an additional three months. Lease revenues for this marine vessel then decreased $0.2 million due to being on a fixed rate lease for over one month before returning to voyage charter when compared to the same month of 2000. During 2000, this marine vessel was on voyage charter the entire year.

Depreciation expense, direct expenses, and administrative expenses decreased $0.5 million during 2001 compared to 2000. A decrease of $0.3 million was caused by lower repairs and maintenance during 2001 compared to 2000, a decrease of $0.2 million in marine vessel operating expenses was the result of fewer voyage charters during 2001 compared to 2000, and lower depreciation expense of $0.2 million caused by the double-declining balance method of depreciation that results in greater depreciation during the first years an asset is owned. These decreases were partially offset by higher administrative expenses of $0.1 million during 2001 compared to 2000.

Aircraft: As of December 31, 2001 and 2000, the Partnership had an interest in a trust owning two commercial aircraft on a direct finance lease. During the year ended December 31, 2001, revenues of $0.3 million were offset by depreciation expense, direct expenses, and administrative expenses of $1.1 million. During the year ended December 31, 2000, revenues of $0.4 million were offset by depreciation expense, direct expenses, and administrative expenses of $(2,000).

Revenues for the year ended December 31, 2001, decreased $48,000 due to a lower outstanding principal balance on the finance lease compared to 2000.

Direct expenses increased $1.1 million. During 2001, the Partnership's reduced its interest in a trust owning two Stage III commercial aircraft on a direct finance lease $1.0 million due to a reduction in its net investment in the finance lease receivable caused by a series of lease amendments. There were no revaluations to the trust required during 2000. Additionally, direct expenses increased $46,000 due to the recovery of accounts receivable in 2000 that had previously been reserved as a bad debt. A similar recovery did not occur in 2001.

Net Income

As a result of the foregoing, the Partnership's net income for the year ended December 31, 2001 was $3.3 million, compared to net income of $4.0 million during 2000. The Partnership's ability to acquire, operate, and liquidate assets, secure leases, and re-lease those assets whose leases expire is subject to many factors, and the Partnership's performance in the year ended December 31, 2001 is not necessarily indicative of future periods. In the year ended December 31, 2001, the Partnership distributed $1.6 million to the limited partners, or $0.18 per weighted-average limited partnership unit.

Comparison of the Partnership's Operating Results for the Years Ended December 31, 2000 and 1999

Owned Equipment Operations

Lease revenues less direct expenses (defined as repairs and maintenance, equipment operating, and asset-specific insurance expenses) on owned equipment decreased during the year ended December 31, 2000, when compared to 1999. The following table presents lease revenues less direct expenses by segment (in thousands of dollars):

For the years ended December 31,	2000	1999
Aircraft	$ 7,782	$ 8,000
Marine vessels	2,774	2,332
Railcars	1,811	1,989
Trailers	1,213	1,857
Marine containers	405	694

Management's Discussion and Analysis of Financial Condition and Results of Operations

Aircraft: Aircraft lease revenues and direct expenses were $8.1 million and $0.3 million, respectively, for 2000, compared to $8.2 million and $0.2 million, respectively, during 1999. Aircraft lease revenues decreased $0.3 million due to a commercial aircraft being off-lease for four months during 2000 that was on-lease for the entire year during 1999. This decrease in lease revenues was partially offset by an increase of $0.2 million cause by the re-lease of a commercial aircraft at a higher rate in 2000 than the lease that was in place during 1999. Direct expenses increased $0.1 million during the year ended December 31, 2000 due to required repairs to the off-lease commercial aircraft. A similar expense was not required during 1999.

Marine vessels: Marine vessel lease revenues and direct expenses were $8.1 million and $5.3 million, respectively, for 2000, compared to $6.2 million and $3.9 million, respectively, during 1999.

The increase in marine vessel lease revenues of $1.9 million during 2000 was due to one marine vessel that earned $3.8 million in additional voyage lease revenues due to an increase in voyage lease rates compared to 1999, offset in part, by a decrease of $1.9 million caused by another marine vessel that was off-lease for nine months during 2000, compared to 1999, when it was on-lease the entire year.

As a result of the additional voyages, direct expenses increased $1.4 million during 2000 when compared to 1999.

Railcars: Railcar lease revenues and direct expenses were $2.4 million and $0.6 million, respectively, for 2000, compared to $2.5 million and $0.5 million, respectively, during 1999. The decrease in railcar contribution was due to a decrease in railcar lease revenues of $0.1 million primarily due to lower re-lease rates earned on railcars whose leases expired during 2000 and to an increase of $0.1 million in repairs to certain railcars in 2000 that were not needed during 1999.

Trailers: Trailer lease revenues and direct expenses were $1.9 million and $0.7 million, respectively, for 2000, compared to $2.7 million and $0.9 million, respectively, during 1999. Trailer contribution decreased $0.6 million during the year ended December 31, 2000 due to the sale of 76% of the Partnership's trailers during 2000.

Marine containers: Marine container lease revenues and direct expenses were $0.4 million and $7,000, respectively, for 2000, compared to $0.7 million and $5,000, respectively, during 1999. The number of marine containers owned by the Partnership has been declining due to dispositions during 2000 and 1999 resulting in a decrease to marine container contribution.

Indirect Expenses Related to Owned Equipment Operations

Total indirect expenses of $11.9 million for 2000 decreased from $16.1 million for 1999. Significant variances are explained as follows:

- A loss on revaluation of $2.9 million was required during 1999 to reduce the carrying value of a marine vessel to its estimated fair market value. No revaluation of equipment was required during 2000.
- A $1.1 million decrease in depreciation and amortization expenses from 1999 levels was caused by the double-declining balance method of depreciation that results in greater depreciation in the first years an asset is owned.
- A $0.3 million decrease in interest expense was due to a lower average outstanding debt balance during 2000 compared to 1999.
- A $0.1 million increase in general and administrative expenses was primarily due to additional costs associated with the re-lease of a commercial aircraft during 2000 and administrative costs compared to 1999.

Net Gain on Disposition of Owned Equipment

The net gain on the disposition of owned equipment for 2000 totaled $1.4 million, which resulted from the sale of a marine vessel, marine containers, railcars, and trailers with a net book value of $6.0 million, for proceeds of $7.2 million. Included in the 2000 net gain on disposition of assets is the unused portion of marine vessel dry docking of $0.1 million. The net gain on the disposition of owned equipment for 1999 totaled $0.3 million, which resulted from the sale of marine containers, railcars, and trailers with an aggregate net book value of $0.6 million, for proceeds of $0.9 million.

Equity in Net Income (Loss) of Unconsolidated Special-Purpose Entities (USPEs)

Equity in net income (loss) of USPEs represent the Partnership's share of the net income (loss) generated from the operation of jointly-owned assets accounted for under the equity method of accounting. These entities are single purpose and have no debt or other financial encumbrances. The following table presents equity in net income (loss) by equipment type (in thousands of dollars):

For the years ended December 31,	2000	1999
Aircraft, rotable components, and aircraft engines	$ 384	$ 1,811
Marine vessels	22	297
Equity in net income of USPEs	$ 406	$ 2,108

Management's Discussion and Analysis of Financial Condition and Results of Operations

Aircraft, rotable components, and aircraft engines: As of December 31, 2000 and 1999, the Partnership had an interest in an entity owning two commercial aircraft on a direct finance lease. During 2000, revenues of $0.4 million were offset by direct expenses and administrative expenses of ($2,000). During 1999, revenues of $0.4 million and the gain from the sale of the Partnership's interest in two trusts that owned a total of three commercial aircraft, two aircraft engines, and a portfolio of aircraft rotables of $1.6 million were offset by depreciation expense, direct expenses, and administrative expenses of $0.2 million. Direct expenses and administrative expenses decreased $0.2 million during 2000 due to the sale of the Partnership's interest in two trusts and the recovery of a $48,000 accounts receivable in 2000 that had previously been reserved as a bad debt. A similar recovery did not occur during 1999.

Marine vessels: As of December 31, 2000 and 1999, the Partnership owned an interest in two entities owning a total of two marine vessels. During 2000, lease revenues of $6.3 million were offset by depreciation expense, direct expenses, and administrative expenses of $6.2 million. During 1999, lease revenues of $5.2 million and the gain of $1.9 million from the sale of the Partnership's interest in an entity owning a marine vessel were offset by depreciation expense, direct expenses, and administrative expenses of $6.8 million.

Lease revenues increased $1.0 million during 2000 compared to 1999. The increase in lease revenues is due to the following:

- One marine vessel that was on voyage charter during the year ended December 31, 2000 and 1999, earned $2.0 million more in lease revenues due to an increase in voyage lease rates when compared to 1999.

- The other marine vessel, while on time charter during the year ended December 31, 2000 and 1999, earned higher lease revenues of $0.1 million during the year ended December 31, 2000. The increase of $0.1 million is due to this marine vessel being on rent for a full 12 months during 2000. During 1999, this marine vessel was in dry dock for over one month not earning any revenues.

- The sale of the Partnership's interest in a marine vessel during the fourth quarter of 1999 caused lease revenues to also decrease $1.1 million during the year ended December 31, 2000 compared to 1999.

Depreciation expense, direct expenses, and administrative expenses decreased $0.6 million during 2000 compared to 1999. The sale of the Partnership's interest in a marine vessel during the fourth quarter of 1999 caused depreciation expense, direct expenses, and administrative expenses to decrease $1.2 million during 2000. This decrease was offset, in part, by an increase of $0.6 million in certain direct expenses due to increased usage of a marine vessel during 2000 when compared to 1999.

Net Income

As a result of the foregoing, the Partnership's net income for the year ended December 31, 2000 was $4.0 million, compared to net income of $1.3 million during 1999. The Partnership's ability to operate assets, liquidate assets, secure leases, and re-lease those assets whose leases expire is subject to many factors, and the Partnership's performance in the year ended December 31, 2000 is not necessarily indicative of future periods. In the year ended December 31, 2000, the Partnership distributed $9.1 million to the limited partners, or $1.00 per weighted-average limited partnership unit.

Geographic Information

Certain of the Partnership's equipment operates in international markets. Although these operations expose the Partnership to certain currency, political, credit, and economic risks, the General Partner believes these risks are minimal or has implemented strategies to control the risks. Currency risks are at a minimum because all invoicing, with the exception of a small number of railcars operating in Canada, is conducted in U.S. dollars. Political risks are minimized by avoiding operations in countries that do not have a stable judicial system and established commercial business laws. Credit support strategies for lessees range from letters of credit supported by U.S. banks to cash deposits. Although these credit support mechanisms generally allow the Partnership to maintain its lease yield, there are risks associated with slow-to-respond judicial systems when legal remedies are required to secure payment or repossess equipment. Economic risks are inherent in all international markets, and the General Partner strives to minimize this risk with market analysis prior to committing equipment to a particular geographic area. Refer to Note 6 to the audited financial statements for information on the lease revenues, net income (loss), and net book value of equipment in various geographic regions.

Revenues and net operating income by geographic region are impacted by the time period the asset is owned and the useful life ascribed to the asset for depreciation purposes. Net income (loss) from equipment is significantly impacted by depreciation charges, which are greatest in the early years of ownership due to the use of the double-declining balance method of depreciation. The relationships of geographic revenues, net income (loss), and net book value of equipment are expected to change significantly in the future, as assets come off lease and decisions are made to either redeploy the assets in the most advantageous geographic location or sell the assets.

The Partnership's equipment on lease to U.S. domiciled lessees consisted of trailers, railcars, and aircraft. During 2001, U.S. lease revenues accounted for 13% of the total lease

Management's Discussion and Analysis of Financial Condition and Results of Operations

revenues of wholly- and jointly-owned equipment while this region reported net income of $0.5 million.

The Partnership's owned equipment on lease to Canadian-domiciled lessees consisted of railcars and aircraft. During 2001, Canadian lease revenues accounted for 24% of the total lease revenues of wholly- and jointly-owned equipment and recorded net income of $2.5 million.

The Partnership's owned equipment on lease to a South American-domiciled lessee consisted of an aircraft during 2001 and accounted for 17% of the total lease revenues of wholly- and jointly-owned equipment, and recorded a net income of $0.7 million.

The Partnership's owned equipment and its ownership share in USPEs on lease to a Mexican-domiciled lessee consisted of aircraft and accounted for 7% of the total lease revenues of wholly- and jointly-owned equipment consisted of a commercial aircraft and two aircraft on a direct finance lease, and recorded a net loss of $1.3 million.

The Partnership's owned equipment and its ownership share in USPEs on lease to lessees in the rest of the world consisted of marine vessels and marine containers. During 2001, lease revenues for these lessees accounted for 39% of the total lease revenues of wholly- and jointly-owned equipment and recorded a net income of $1.8 million.

Inflation

Inflation had no significant impact on the Partnership's operations during 2001, 2000, or 1999.

Forward-Looking Information

Except for historical information contained herein, the discussion in this annual report contains forward-looking statements that involve risks and uncertainties, such as statements of the Partnership's plans, objectives, expectations, and intentions. The cautionary statements made in this annual report should be read as being applicable to all related forward-looking statements wherever they appear in this annual report. The Partnership's actual results could differ materially from those discussed here.

Outlook for the Future

The Partnership's operation of a diversified equipment portfolio in a broad base of markets is intended to reduce its exposure to volatility in individual equipment sectors.

The ability of the Partnership to realize acceptable lease rates on its equipment in the different equipment markets is contingent on many factors, such as specific market conditions and economic activity, technological obsolescence, and government or other regulations. The unpredictability of these factors makes it difficult for the General Partner to clearly define trends or influences that may impact the performance of the Partnership's equipment. The General Partner continuously monitors both the equipment markets and the performance of the Partnership's equipment in these markets. The General Partner may make an evaluation to reduce the Partnership's exposure to those equipment markets in which it determines that it cannot operate equipment and achieve acceptable rates of return. Alternatively, the General Partner may make a determination to enter those markets in which it perceives opportunities to profit from supply and demand instabilities, or other market imperfections.

The Partnership intends to use cash flow from operations to satisfy its operating requirements, acquire additional equipment until December 31, 2004, and pay cash distributions to the partners.

Factors affecting the Partnership's contribution during the year 2002 and beyond include:

- The cost of new marine containers has been at historic lows for the past several years which has caused downward pressure on per diem lease rates. Recently, the cost of marine containers has started to increase which, if this trend continues, should translate into rising per diem lease rates. However, some of the Partnership's refrigerated marine containers have become delaminated. This condition lowers the demand for these marine containers which has lead to declining lease rates and lower utilization on containers with this problem.

- Railcar loadings in North America have weakened over the past year. During 2001, utilization and lease rates decreased. Railcar contribution may decrease in 2002 as existing leases expire and renewal leases are negotiated.

- Marine vessel freight rates are dependent upon the overall condition of the international economy. Freight rates earned by the Partnership's investments in entities that own marine vessels began to decrease during the later half of 2001. This trend is expected to continue during the first half of 2002 until freight rates begin to show signs of stabilization.

- The airline industry began to see lower passenger travel during 2001. The tragic events on September 11, 2001 worsened the situation. No direct damage occurred to any of the Partnership's aircraft as a result of these events and the General Partner is currently unable to determine the long-term effects, if any, these events may have on the Partnership's aircraft. Three of the Partnership's owned commercial aircraft leases expire during 2002; however, the lessee has stopped paying on the aircraft leases in September 2001 and notified the General Partner that they would like to return these aircraft before the lease expiration date. In addition to this and the general uncertainty in the airline industry, the Partnership has had to renegotiate

Management's Discussion and Analysis of Financial Condition and Results of Operations

leases on its owned aircraft and partially owned aircraft on a direct finance lease during 2001 that will result in a decrease in revenues during 2002.

Several other factors may affect the Partnership's operating performance in the year 2002 and beyond, including changes in the markets for the Partnership's equipment and changes in the regulatory environment in which that equipment operates.

Repricing Risk

Certain portions of the Partnership's railcar, marine container, marine vessel, and trailer portfolios will be remarketed in 2002 as existing leases expire, exposing the Partnership to considerable repricing risk/opportunity. Additionally, the General Partner may elect to sell certain underperforming equipment or equipment whose continued operation may become prohibitively expensive. In either case, the General Partner intends to re-lease or sell equipment at prevailing market rates; however, the General Partner cannot predict these future rates with any certainty at this time and cannot accurately assess the effect of such activity on future Partnership performance.

Impact of Government Regulations on Future Operations

The General Partner operates the Partnership's equipment in accordance with current applicable regulations. However, the continuing implementation of new or modified regulations by some of the authorities mentioned previously, or others, may adversely affect the Partnership's ability to continue to own or operate equipment in its portfolio. Additionally, regulatory systems vary from country to country, which may increase the burden to the Partnership of meeting regulatory compliance for the same equipment operated between countries. Ongoing changes in the regulatory environment, both in the United States and internationally, cannot be predicted with accuracy, and preclude the General Partner from determining the impact of such changes on Partnership operations or sale of equipment. Under U.S. Federal Aviation Regulations, after December 31, 1999, no person may operate an aircraft to or from any airport in the contiguous United States unless that aircraft has been shown to comply with Stage III noise levels. The Partnership's Stage II aircraft are scheduled to be sold or re-leased in countries that do not require this regulation.

The U.S. Department of Transportation's Hazardous Materials Regulations regulates the classification and packaging requirements of hazardous materials that apply particularly to Partnership's tank railcars. The Federal Railroad Administration has mandated that effective July 1, 2000 all tank railcars must be re-qualified every ten years from the last test date stenciled on each railcar to insure tank shell integrity. Tank shell thickness, weld seams, and weld attachments must be inspected and repaired if necessary to re-qualify the tank railcar for service. The average cost of this inspection is $3,600 for jacketed tank railcars and $1,800 for non-jacketed tank railcars, not including any necessary repairs. This inspection is to be performed at the next scheduled tank test and every ten years thereafter. The Partnership currently owns 174 jacketed tank railcars and 88 non-jacketed tank railcars that will need re-qualification. To date, a total of 17 tank railcars have been inspected with no significant defects.

Distributions

Pursuant to the amended limited partnership agreement, the Partnership will cease to reinvest surplus cash in additional equipment beginning on January 1, 2005. Prior to that date, the General Partner intends to continue its strategy of selectively redeploying equipment to achieve competitive returns, or selling equipment that is underperforming or whose operation becomes prohibitively expensive. During this time, the Partnership will use operating cash flow, proceeds from the sale of equipment, and additional debt to meet its operating obligations, make distributions to the partners, and acquire additional equipment. In the long term, changing market conditions and used-equipment values may preclude the General Partner from accurately determining the impact of future re-leasing activity and equipment sales on Partnership performance and liquidity. Consequently, the General Partner cannot establish future distribution levels with any certainty at this time.

The General Partner believes that sufficient cash flow will be available in the future to meet Partnership operating cash flow requirements.

Quantitative and Qualitative Disclosures about Market Risk

The Partnership's primary market risk exposure is that of interest rate and currency risk.

During 2001, 87% of the Partnership's total lease revenues from wholly- and jointly-owned equipment came from non-United States-domiciled lessees. Most of the Partnership's leases require payment in U.S. currency. If these lessees currency devalues against the U.S. dollar, the lessees could potentially encounter difficulty in making the U.S. dollar-denominated lease payments.

Independent Auditors' Report

To the Partners
PLM Equipment Growth Fund V:

We have audited the accompanying balance sheet of PLM Equipment Growth Fund V (the "Partnership"), as of December 31, 2001, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

/s/ Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
March 8, 2002

Independent Auditors' Report

To the Partners
PLM Equipment Growth Fund V:

We have audited the accompanying balance sheet of PLM Equipment Growth Fund V ("the Partnership") as of December 31, 2000 and the related statements of income, changes in partners' capital and cash flows for each of the years in the two-year period ended December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PLM Equipment Growth Fund V as of December 31, 2000 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

/s/ KPMG LLP

SAN FRANCISCO, CALIFORNIA
March 12, 2001

Balance Sheets

As of December 31, *(in thousands of dollars, except unit amounts)*	2001	2000
Assets		
Equipment held for operating leases, at cost	$ 73,711	$ 74,849
Less accumulated depreciation	(62,572)	(58,086)
	11,139	16,763
Equipment held for sale	—	1,309
Net equipment	11,139	18,072
Cash and cash equivalents	6,312	1,799
Restricted cash	—	445
Accounts receivable, less allowance for doubtful accounts of $664 in 2001 and $34 in 2000	1,041	1,578
Investments in unconsolidated special-purpose entities	5,703	8,189
Lease negotiation fees to affiliate, less accumulated amortization of $33 in 2001 and $17 in 2000	14	7
Debt issuance costs, less accumulated amortization of $110 in 2000	—	23
Prepaid expenses and other assets	34	39
Total assets	$ 24,243	$ 30,152
Liabilities and partners' capital		
Liabilities		
Accounts payable and accrued expenses	$ 410	$ 245
Due to affiliates	194	259
Lessee deposits and reserve for repairs	3,149	2,728
Note payable	—	5,474
Total liabilities	3,753	8,706
Commitments and contingencies		
Partners' capital		
Limited partners (limited partnership units of 8,533,465 and 9,065,911 as of December 31, 2001 and 2000, respectively)	20,490	21,446
General Partner	—	—
Total partners' capital	20,490	21,446
Total liabilities and partners' capital	$ 24,243	$ 30,152

See accompanying notes to financial statements.

Statements of Income

For the years ended December 31, (in thousands of dollars, except weighted-average unit amounts)	2001	2000	1999
Revenues			
Lease revenue	$ 11,029	$ 20,918	$ 20,276
Interest and other income	242	204	239
Net gain on disposition of equipment	1,246	1,351	253
Total revenues	12,517	22,473	20,768
Expenses			
Depreciation and amortization	5,652	8,178	9,322
Repairs and maintenance	1,074	1,781	1,535
Equipment operating expenses	317	4,984	3,275
Insurance expense	196	206	642
Management fees to affiliate	454	1,013	1,027
Interest expense	141	1,013	1,288
General and administrative expenses to affiliates	443	776	914
Other general and administrative expenses	527	879	659
Loss on revaluation of equipment	—	—	2,899
Provision for bad debts	631	55	13
Total expenses	9,435	18,885	21,574
Equity in net income of unconsolidated special-purpose entities	186	406	2,108
Net income	$ 3,268	$ 3,994	$ 1,302
Partners' share of net income			
Limited partners	$ 3,149	$ 3,517	$ 824
General Partner	119	477	478
Total	$ 3,268	$ 3,994	$ 1,302
Limited partners' net income per weighted-average limited partnership unit	$ 0.35	$ 0.39	$ 0.09
Cash distribution	$ 1,720	$ 9,544	$ 8,617
Cash distribution per weighted-average limited partnership unit	$ 0.18	$ 1.00	$ 0.90

See accompanying notes to financial statements.

Statements of Changes in Partners' Capital

For the years ended December 31, 2001, 2000, and 1999
(in thousands of dollars)

	Limited Partners	General Partner	Total
Partners' capital as of December 31, 1998	$ 34,406	$ —	$ 34,406
Net income	824	478	1,302
Purchase of limited partnership units	(85)	—	(85)
Cash distribution	(8,139)	(478)	(8,617)
Partners' capital as of December 31, 1999	27,006	—	27,006
Net income	3,517	477	3,994
Purchase of limited partnership units	(10)	—	(10)
Cash distribution	(9,067)	(477)	(9,544)
Partners' capital as of December 31, 2000	21,446	—	21,446
Net income	3,149	119	3,268
Purchase of limited partnership units	(2,504)	—	(2,504)
Cash distribution	(1,601)	(119)	(1,720)
Partners' capital as of December 31, 2001	**$ 20,490**	$ —	**$ 20,490**

See accompanying notes to financial statements.

Statements of Cash Flows

For the years ended December 31, (in thousands of dollars)	2001	2000	1999
Operating activities			
Net income	$ 3,268	$ 3,994	$ 1,302
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,652	8,178	9,322
Provision for bad debts	631	55	13
Loss on revaluation of equipment	—	—	2,899
Net gain on disposition of equipment	(1,246)	(1,351)	(253)
Equity in net income of unconsolidated special-purpose entities	(186)	(406)	(2,108)
Changes in operating assets and liabilities:			
Restricted cash	445	(4)	(333)
Accounts receivable, net	(103)	554	986
Prepaid expenses and other assets	5	15	27
Accounts payable and accrued expenses	(49)	(256)	(92)
Due to affiliates	(65)	(45)	(35)
Lessee deposits and reserve for repairs	421	87	338
Net cash provided by operating activities	8,773	10,821	12,066
Investing activities			
Proceeds from disposition of equipment	2,679	7,183	860
Payments for purchase of equipment and capitalized repairs	(4)	(2,679)	(1,256)
Distribution from liquidation of unconsolidated special-purpose entity	—	—	7,354
Distribution from unconsolidated special-purpose entities	2,673	1,850	265
Payments of acquisition fees to affiliate	(101)	—	(56)
Payments of lease negotiation fees to affiliate	(23)	—	(13)
Net cash provided by investing activities	5,224	6,354	7,154
Financing activities			
Payments of note payable	(5,474)	(10,010)	(8,104)
Proceeds from short-term loan from affiliate	—	4,500	3,200
Payment of short-term loan to affiliate	—	(4,500)	(3,200)
Cash distribution paid to General Partner	(119)	(477)	(478)
Cash distribution paid to limited partners	(1,601)	(9,067)	(8,139)
Purchase of limited partnership units	(2,290)	(10)	(85)
Net cash used in financing activities	(9,484)	(19,564)	(16,806)
Net increase (decrease) in cash and cash equivalents	4,513	(2,389)	2,414
Cash and cash equivalents at beginning of year	1,799	4,188	1,774
Cash and cash equivalents at end of year	$ 6,312	$ 1,799	$ 4,188
Supplemental information			
Interest paid	$ 224	$ 1,083	$ 1,348

See accompanying notes to financial statements.

Notes to Financial Statements

1. Basis of Presentation

Organization

PLM Equipment Growth Fund V, a California limited partnership (the Partnership), was formed on November 14, 1989 to engage in the business of owning, leasing, or otherwise investing in predominately used transportation and related equipment. PLM Financial Services, Inc. (FSI) is the General Partner of the Partnership. FSI is a wholly owned subsidiary of PLM International, Inc. (PLM International).

FSI manages the affairs of the Partnership. Cash distributions of the Partnership are generally allocated 95% to the limited partners and 5% to the General Partner. Net income is allocated to the General Partner to the extent necessary to cause the General Partner's capital account to equal zero. The General Partner is entitled to subordinated incentive fees equal to 5% of cash available for distribution and 5% of net disposition proceeds (as defined in the partnership agreement), which are distributed by the Partnership after the limited partners have received a certain minimum rate of return.

Pursuant to the equitable settlement related to the Koch and Romei actions (see Note 10), the Partnership phases have been amended. The amendment extends the period in which the Partnership will be able to reinvest its cash flow, surplus cash, and equipment sale proceeds in additional equipment until December 31, 2004. During that time, the General Partner may purchase additional equipment, consistent with the objectives of the Partnership, and the amount of front-end fees that FSI may earn has been increased 20% (including acquisition and lease negotiation fees). The Partnership will be terminated on December 31, 2010, unless terminated earlier upon the sale of all equipment or by certain other events. As a result of the equitable settlement, the Partnership's redemption plan has been terminated and the General Partner has agreed to purchase 594,820 units and, as of December 31, 2001, has paid or accrued $2.5 million to the purchasing agent for this purchase.

As of December 31, 2001, the purchasing agent purchased 532,446 units, which is reflected as a reduction in Partnership units. The purchasing agent also purchased an additional 55,449 during January 2002. The General Partner expects the remaining 6,925 units to be purchased during the remainder of 2002.

Under the former redemption plan, for the years ended December 31, 2000 and 1999, the Partnership had purchased 2,000 and 13,117 limited partnership units for $10,000 and $0.1 million, respectively.

Estimates

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operations

The equipment of the Partnership is managed, under a continuing management agreement, by PLM Investment Management, Inc. (IMI), a wholly owned subsidiary of FSI. IMI receives a monthly management fee from the Partnership for managing the equipment (see Note 2). FSI, in conjunction with its subsidiaries, sells equipment to investor programs and third parties, manages pools of equipment under agreements with the investor programs, and is a general partner of other programs.

Accounting for Leases

The Partnership's leasing operations generally consist of operating leases. Under the operating lease method of accounting, the leased asset is recorded at cost and depreciated over its estimated useful life. Rental payments are recorded as revenue over the lease term as earned in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, "Accounting for Leases" (SFAS No. 13). Lease origination costs are capitalized and amortized over the term of the lease. Periodically, the Partnership leases equipment with lease terms that qualify for direct finance lease classification, as required by SFAS No. 13.

Depreciation and Amortization

Depreciation of transportation equipment held for operating leases is computed on the double-declining balance method, taking a full month's depreciation in the month of acquisition, based upon estimated useful lives of 15 years for railcars and 12 years for all other equipment. The depreciation method changes to straight-line when annual depreciation expense using the straight-line method exceeds that calculated by the double-declining balance method. Acquisition fees and certain other acquisition costs have been capitalized as part of the cost of the equipment. Lease negotiation fees are amortized over the initial equipment lease term. Debt issuance costs are amortized over the term of the related loan using the straight-line method that approximates the effective interest method (see Note 7). Major expenditures that are expected to extend the useful lives or reduce future operating expenses of equipment are capitalized and amortized over the remaining life of the equipment.

Pursuant to the equitable settlement (see Note 10), during 2001 the Partnership paid additional acquisition and lease negotiation fees of $0.1 million to FSI on equipment purchased in 1999. Depreciation and amortization of $22,000, which represents the cumulative effect of depreciation and amortization that should have been recorded from the purchase of equipment in 1999 until the equitable settlement, was recorded during 2001.

Transportation Equipment

Equipment held for operating leases is stated at cost less any reductions to the carrying value as required by SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121). Equipment held for sale is stated at the lower of the equipment's depreciated cost or fair value, less cost to sell, and is subject to a pending contract for sale.

In accordance with SFAS No. 121, the General Partner reviews the carrying values of the Partnership's equipment portfolio at least quarterly and whenever circumstances indicate that the carrying value of an asset may not be recoverable due to expected future market conditions. If the projected undiscounted cash flows and the fair market value of the equipment were less than the carrying value of the equipment, a loss on revaluation was recorded. During 2001, a unconsolidated special-purpose entity (USPE) trust owning two Stage III commercial aircraft on a direct finance lease reduced its net investment in the finance lease receivable due to a series of lease amendments. The Partnership's proportionate share of this writedown, which is included in equity in net income (loss) of the USPE in the accompanying statement of income, was $1.0 million. Reductions of $2.9 million to the carrying value of a owned marine vessel were required during 1999. No reductions to the carrying value of owned equipment were required during 2001 and 2000 or partially owned equipment during 2000 and 1999.

In October 2001, Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which replaces SFAS No. 121. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

The Partnership will apply the new rules on accounting for the impairment or disposal of long-lived assets beginning in the first quarter of 2002, and they are not anticipated to have an impact on the Partnership's earnings or financial position.

Investments in Unconsolidated Special-Purpose Entities

The Partnership has interests in USPEs that own transportation equipment. These are single purpose entities that do not have any debt or other financial encumbrances and are accounted for using the equity method.

The Partnership's investment in USPEs includes acquisition and lease negotiation fees paid by the Partnership to PLM Transportation Equipment Corporation (TEC) and PLM Worldwide Management Services (WMS). TEC is a wholly owned subsidiary of FSI and WMS is a wholly owned subsidiary of PLM International. The Partnership's interest in USPEs are managed by IMI. The Partnership's equity interest in the net income (loss) of USPEs is reflected net of management fees paid or payable to IMI and the amortization of acquisition and lease negotiation fees paid to TEC and WMS.

Repairs and Maintenance

Repairs and maintenance costs related to marine vessels, railcars, and trailers are usually the obligation of the Partnership and are charged against operations as incurred. Certain costs associated with marine vessel dry-docking are estimated and accrued ratably over the period prior to such dry-docking. If a marine vessel is sold and there is a balance in the dry-docking reserve account for that marine vessel, the balance in the reserve account is included as additional gain on disposition. Maintenance costs of aircraft and marine containers are the obligation of the lessee. To meet the maintenance requirements of certain aircraft airframes and engines, reserve accounts are prefunded by the lessee over the period of the lease based on the number of hours this equipment is used times the estimated rate to repair this equipment. If repairs exceed the amount prefunded by the lessee, the Partnership may have the obligation to fund and accrue the difference. In certain instances, if the aircraft is sold and there is a balance in the reserve account for repairs to that aircraft, the balance in the reserve account is reclassified as additional gain on disposition. The aircraft reserve accounts and marine vessel dry-docking reserve accounts are included in the accompanying balance sheets as lessee deposits and reserve for repairs.

Net Income and Distributions Per Limited Partnership Unit

Special allocations of income are made to the General Partner to the extent necessary to cause the capital account balance of the General Partner to be zero as of the close of such year. The limited partners' net income is allocated among the limited partners based on the number of limited partnership units owned by each limited partner and on the number of days of the year each limited partner is in the Partnership.

Cash distributions of the Partnership are generally allocated 95% to the limited partners and 5% to the General Partner and may include amounts in excess of net income.

Cash distributions are recorded when paid. Monthly unitholders receive a distribution check 15 days after the close of the previous month's business and quarterly unitholders receive a distribution check 45 days after the close of the quarter.

Notes to Financial Statements

Cash distributions to investors in excess of net income are considered a return of capital. Cash distributions to the limited partners of $5.5 million, and $7.3 million in 2000, and 1999, respectively, were deemed to be a return of capital. None of the cash distributions to the limited partners during 2001 were deemed to be a return of capital.

Cash distributions related to the fourth quarter of $1.6 million in 2000, and $1.7 million in 1999, were paid during the first quarter of 2001, and 2000, respectively. There were no cash distributions related to the fourth quarter 2001 paid during the first quarter of 2002.

Net Income Per Weighted-Average Partnership Unit

Net income per weighted-average Partnership unit was computed by dividing net income attributable to limited partners by the weighted-average number of Partnership units deemed outstanding during the year. The weighted-average number of Partnership units deemed outstanding during the years ended December 31, 2001, 2000, and 1999, was 9,061,535, 9,066,391, and 9,071,929, respectively.

Cash and Cash Equivalents

The Partnership considers highly liquid investments that are readily convertible to known amounts of cash with original maturities of one year or less as cash equivalents. The carrying amount of cash equivalents approximates fair market value due to the short-term nature of the investments.

Comprehensive Income

The Partnership's comprehensive income is equal to net income for the years ended December 31, 2001, 2000, and 1999.

Restricted Cash

As of December 31, 2000, restricted cash represented lessee security deposits held by the Partnership.

New Accounting Standards

On June 29, 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), was approved by the FASB. SFAS No. 142 changes the accounting for goodwill and other intangible assets determined to have an indefinite useful life from an amortization method to an impairment-only approach. Amortization of applicable intangible assets will cease upon adoption of this statement. The Partnership is required to implement SFAS No. 142 on January 1, 2002 and it has not yet determined the impact, if any, this statement will have on its financial position or results of operations.

2. General Partner and Transactions with Affiliates

An officer of FSI contributed $100 of the Partnership's initial capital. Under the equipment management agreement, IMI, subject to certain reductions, receives a monthly management fee attributable either to owned equipment or interests in equipment owned by the USPEs equal to the lesser of (i) the fees that would be charged by an independent third party for similar services for similar equipment or (ii) the sum of (a) 5% of the gross lease revenues attributable to equipment that is subject to operating leases, (b) 2% of the gross lease revenues, as defined in the agreement, that is subject to full payout net leases, or (c) 7% of the gross lease revenues attributable to equipment, if any, that is subject to per diem leasing arrangements and thus is operated by the Partnership. The Partnership's management fee in 2001 was less than an independent third party management fee charged for similar services for similar equipment. The Partnership reimbursed FSI for data processing and administrative expenses directly attributable to the Partnership in the amount of $0.4 million, $0.8 million, and $0.9 million during 2001, 2000, and 1999, respectively.

The Partnership's proportional share of USPEs management fees to affiliate were $0.3 million during 2001, 2000 and 1999, and the Partnership's proportional share of administrative and data processing expenses to affiliate $0.2 million during 2001 and $0.1 million during 2000, and 1999. Both of these affiliate expenses reduced the Partnership's proportional share of the equity interest in income in USPEs.

The Partnership and the USPEs paid or accrued equipment acquisition and lease negotiation fees of $0.1 million, $-0-, and $0.1 million to TEC in 2001, 2000, and 1999, respectively.

The Partnership owned certain equipment in conjunction with affiliated programs during 2001, 2000, and 1999 (see Note 4).

The Partnership borrowed a total $4.5 million and $3.2 million from the General Partner for a period of time during 2000 and 1999, respectively. The General Partner charged the Partnership market interest rates for the time the loan was outstanding. Total interest paid to the General Partner was $0.1 million, and $15,000 during 2000, and 1999, respectively. There were no similar borrowings during 2001.

The balance due to affiliates as of December 31, 2001 includes $0.1 million due to FSI and its affiliates for management fees and $0.1 million due to affiliated USPEs. The balance due to affiliates as of December 31, 2000 includes $0.2 million due to FSI and its affiliates for management fees and $0.1 million due to affiliated USPEs.

Notes to Financial Statements

3. Equipment

The components of owned equipment as of December 31 were as follows (in thousands of dollars):

Equipment held for operating leases	2001	2000
Aircraft	$ 55,172	$ 55,071
Rail equipment	11,265	11,288
Marine containers	5,059	6,245
Trailers	2,215	2,245
	73,711	74,849
Less accumulated depreciation	(62,572)	(58,086)
	11,139	16,763
Equipment held for sale	—	1,309
Net equipment	$ 11,139	$ 18,072

Revenues are earned under operating leases. In most cases, lessees are invoiced for equipment leases on a monthly basis. All equipment invoiced monthly are based on a fixed rate. The Partnership's marine containers are leased to operators of utilization-type leasing pools that include equipment owned by unaffiliated parties. In such instances, revenues received by "the Partnership consist of a specified percentage of revenues generated by leasing the pooled equipment to sublessees, after deducting certain direct operating expenses of the pooled equipment. Rental revenues for trailers are based on a per-diem lease in the free running interchange with the railroads.

As of December 31, 2001, all owned equipment was on lease except for 87 railcars with a net book value of $0.5 million. As of December 31, 2000, all owned equipment was on lease except for 6 railcars with a net book value of $26,000.

Equipment held for operating leases is stated at cost less any reductions to the carrying value as required by SFAS 121. Reductions of $2.9 million to the carrying value of a owned marine vessel was required during 1999. No reductions to the carrying value were required during 2001 and 2000.

As of December 31, 2000, the Partnership held a marine vessel with a net book value of $1.3 million as equipment held for sale. During February 2001, this marine vessel was sold.

During 2000, the Partnership purchased a hush-kit for one of the Partnership's McDonnell Douglas DC-9 commercial aircraft for $2.7 million. The Partnership was required to install this hush-kit per the lease agreement for this equipment.

During 2001, the Partnership disposed of a marine vessel that was held for sale at December 31, 2000, marine containers, trailers, and a railcar with an aggregate net book value of $1.4 million, for $2.7 million. During 2000, the Partnership disposed of a marine vessel, marine containers, trailers, and railcars with an aggregate net book value of $6.0 million, for $7.2 million. Included in the 2000 net gain on disposition of assets is the unused portion of marine vessel drydocking of $0.1 million.

All wholly- and jointly-owned equipment on lease is accounted for as operating leases, except for two jointly owned commercial aircraft on a direct finance lease. Future minimum rentals under noncancelable operating leases, as of December 31, 2001, for wholly- and jointly-owned equipment during each of the next five years are approximately $8.7 million in 2002; $5.1 million in 2003; $4.0 million in 2004; $2.0 million in 2005; $1.5 million in 2006; and $0.7 million thereafter. Per diem and short-term rentals consisting of utilization rate lease payments included in lease revenues amounted to approximately $7.3 million, $13.9 million, and $9.2 million in 2001, 2000, and 1999, respectively.

4. Investments in Unconsolidated Special-Purpose Entities

The Partnership owns equipment jointly with affiliated programs. These are single purpose entities that do not have any debt or other financial encumbrances.

The net investments in USPEs include the following jointly owned equipment (and related assets and liabilities) as of December 31 (in thousands of dollars):

	2001	2000
48% interest in an entity owning a product tanker	$ 4,248	$ 4,961
25% interest in a trust owning two commercial Stage III aircraft on a direct finance lease	855	2,245
50% interest in an entity owning a product tanker	600	983
Net investments	$ 5,703	$ 8,189

As of December 31, 2001 and 2000, all jointly-owned equipment in the Partnership's USPE portfolio was on lease.

During 2001, the USPE trust owning two commercial stage III aircraft on a direct finance lease reduced its net investment in the finance lease receivable due to a series of lease amendments. The Partnership's proportionate share of this writedown, which is included in equity in net income (loss) of the USPE in the accompanying statement of income, was $1.0 million.

Notes to Financial Statements

The following summarizes the financial information for the USPEs and the Partnership's interest therein as of and for the years ended December 31 (in thousands of dollars):

	2001		2000		1999	
	Total USPEs	Net Interest of Partnership	Total USPEs	Net Interest of Partnership	Total USPEs	Net Interest of Partnership
Net investments	$ 13,591	$ 5,703	$ 21,434	$ 8,189	$ 25,000	$ 9,633
Lease revenues	13,613	6,568	12,433	6,107	10,347	5,068
Net income (loss)	(860)	186	1,682	406	11,039	2,108

5. Operating Segments

The Partnership operates primarily in five operating segments: aircraft leasing, marine container leasing, marine vessel leasing, trailer leasing, and railcar leasing. Each equipment leasing segment engages in short-term to mid-term operating leases to a variety of customers.

The General Partner evaluates the performance of each segment based on profit or loss from operations before allocation of interest expense, general and administrative expenses, and certain other expenses. The segments are managed separately due to different business strategies for each operation.

The following tables present a summary of the operating segments (in thousands of dollars):

For the year ended December 31, 2001	Aircraft Leasing	Marine Container Leasing	Marine Vessel Leasing	Trailer Leasing	Railcar Leasing	All Other*	Total
Revenues							
Lease revenue	$ 8,486	$ 312	$ 66	$ 366	$ 1,799	$ —	$ 11,029
Interest and other income	34	—	1	—	6	201	242
Gain (loss) on disposition of equipment	(1)	130	1,116	5	(4)	—	1,246
Total revenues	8,519	442	1,183	371	1,801	201	12,517
Costs and expenses							
Operations support	135	1	331	203	808	109	1,587
Depreciation and amortization	4,619	320	—	127	551	35	5,652
Interest expense	—	—	—	—	—	141	141
Management fees to affiliate	290	15	3	19	127	—	454
General and administrative expenses	38	—	24	64	61	783	970
Provision for bad debts	654	—	—	(10)	(13)	—	631
Total costs and expenses	5,736	336	358	403	1,534	1,068	9,435
Equity in net income (loss) of USPEs	(725)	—	911	—	—	—	186
Net income (loss)	**$ 2,058**	**$ 106**	**$ 1,736**	**$ (32)**	**$ 267**	**$ (867)**	**$ 3,268**
Total assets as of December 31, 2001	**$ 9,662**	**$ 408**	**$ 4,914**	**$ 582**	**$ 2,317**	**$ 6,360**	**$ 24,243**

**Includes certain assets not identifiable to a specific segment, such as cash and prepaid expenses. Also includes certain interest income and costs not identifiable to a particular segment, such as interest expense and certain amortization, general and administrative and operations support expenses.*

Notes to Financial Statements

For the year ended December 31, 2000	Aircraft Leasing	Marine Container Leasing	Marine Vessel Leasing	Trailer Leasing	Railcar Leasing	All Other*	Total
Revenues							
Lease revenue	$ 8,063	$ 412	$ 8,123	$ 1,944	$ 2,376	$ —	$ 20,918
Interest income and other	9	—	15	—	—	180	204
Gain on disposition of equipment	—	189	79	1,054	29	—	1,351
Total revenues	8,072	601	8,217	2,998	2,405	180	22,473
Costs and expenses							
Operations support	281	7	5,349	731	565	38	6,971
Depreciation and amortization	5,377	451	1,283	464	542	61	8,178
Interest expense	—	—	—	—	—	1,013	1,013
Management fees to affiliate	279	20	406	117	191	—	1,013
General and administrative expenses	165	—	48	452	70	920	1,655
Provision for bad debts	—	—	—	51	4	—	55
Total costs and expenses	6,102	478	7,086	1,815	1,372	2,032	18,885
Equity in net income (loss) of USPEs	384	—	22	—	—	—	406
Net income (loss)	$ 2,354	$ 123	$ 1,153	$ 1,183	$ 1,033	$ (1,852)	$ 3,994
Total assets as of December 31, 2000	$ 15,860	$ 946	$ 7,852	$ 742	$ 2,891	$ 1,861	$ 30,152

**Includes certain assets not identifiable to a specific segment, such as cash and prepaid expenses. Also includes certain interest income and costs not identifiable to a particular segment, such as interest expense and certain amortization, general and administrative and operations support expenses.*

For the year ended December 31, 1999	Aircraft Leasing	Marine Container Leasing	Marine Vessel Leasing	Trailer Leasing	Railcar Leasing	All Other*	Total
Revenues							
Lease revenue	$ 8,162	$ 699	$ 6,214	$ 2,727	$ 2,474	$ —	$ 20,276
Interest income and other	59	13	6	—	28	133	239
Gain (loss) on disposition of equipment	—	249	—	(16)	20	—	253
Total revenues	8,221	961	6,220	2,711	2,522	133	20,768
Costs and expenses							
Operations support	162	5	3,882	870	485	48	5,452
Depreciation and amortization	5,264	590	2,063	666	600	139	9,322
Interest expense	—	—	—	—	—	1,288	1,288
Management fees to affiliate	334	35	311	171	176	—	1,027
General and administrative expenses	67	—	35	628	52	791	1,573
Loss on revaluation	—	—	2,899	—	—	—	2,899
Provision for (recovery of) bad debts	—	(4)	—	29	(12)	—	13
Total costs and expenses	5,827	626	9,190	2,364	1,301	2,266	21,574
Equity in net income of USPEs	1,811	—	297	—	—	—	2,108
Net income (loss)	$ 4,205	$ 335	$ (2,673)	$ 347	$ 1,221	$ (2,133)	$ 1,302

**Includes certain assets not identifiable to a specific segment, such as cash and prepaid expenses. Also includes certain interest income and costs not identifiable to a particular segment, such as interest expense and certain amortization, general and administrative and operations support expenses.*

6. Geographic Information

The Partnership owns certain equipment that is leased and operated internationally. A limited number of the Partnership's transactions are denominated in a foreign currency. Gains or losses resulting from foreign currency transactions are included in the results of operations and are not material.

The Partnership leases or leased its aircraft, railcars, mobile offshore drilling unit, and trailers to lessees domiciled in six geographic regions: United States, Canada, South America, Caribbean, Europe, and Mexico. Marine vessels and marine containers are leased to multiple lessees in different regions that operate worldwide.

Notes to Financial Statements

The table below sets forth lease revenues by geographic region for the Partnership's owned equipment and investments in USPEs, grouped by domicile of the lessee as of and for the years ended December 31 (in thousands of dollars):

	Owned Equipment			Investments in USPEs		
Region	**2001**	**2000**	**1999**	**2001**	**2000**	**1999**
United States	$ 2,201	$ 4,390	$ 6,271	$ —	$ —	$ —
Canada	4,272	4,223	4,081	—	—	—
South America	3,011	3,011	3,011	—	—	—
Caribbean	—	444	—	—	—	—
Mexico	1,167	315	—	—	—	—
Rest of the world	378	8,535	6,913	6,568	6,107	5,068
Lease revenues	$ 11,029	$ 20,918	$ 20,276	$ 6,568	$ 6,107	$ 5,068

The following table sets forth net income (loss) information by region for the owned equipment and investments in USPEs for the years ended December 31, (in thousands of dollars):

	Owned Equipment			Investments in USPEs		
Region	**2001**	**2000**	**1999**	**2001**	**2000**	**1999**
United States	$ 466	$ 2,089	$ 1,594	$ —	$ —	$ (2)
Canada	2,457	2,504	1,599	—	—	—
South America	651	639	858	—	—	—
Caribbean	—	(606)	—	—	—	—
Mexico	(555)	(439)	—	(725)	384	336
Europe	—	—	—	—	—	1,477
Rest of the world	930	1,255	(2,635)	911	22	297
Regional income (loss)	3,949	5,442	1,416	186	406	2,108
Administrative and other	(867)	(1,854)	(2,222)	—	—	—
Net income (loss)	$ 3,082	$ 3,588	$ (806)	$ 186	$ 406	$ 2,108

The net book value of these assets as of December 31 are as follows (in thousands of dollars):

	Owned Equipment		Investments in USPEs	
Region	**2001**	**2000**	**2001**	**2000**
United States	$ 3,613	$ 4,579	$ —	$ —
Canada	4,929	6,047	—	—
South America	1,546	3,089	—	—
Mexico	760	2,334	855	2,245
Rest of the world	291	2,023	4,848	5,944
Net book value	$ 11,139	$ 18,072	$ 5,703	$ 8,189

7. Debt

In November 1991, the Partnership borrowed $38.0 million under a nonrecourse loan agreement. The loan was secured by certain marine containers, a marine vessel, and five aircraft owned by the Partnership and was scheduled to mature on December 31, 2001.

During August 2000, the existing senior loan agreement was amended and restated to change the quarterly principal payment date from the 45th day of each quarter to the last business day of each quarter. The note was scheduled to be repaid in four principal payments of $1.4 million during 2001.

The Partnership made the regularly scheduled principal payments of $5.3 million and $7.5 million to the lender of the senior loan during 2001 and 2000, respectively, and quarterly interest payments at a rate of LIBOR plus 1.2% per annum (8.0% at December 31, 2000). The Partnership also paid the lender of the senior loan an additional $0.2 million and $2.5 million from equipment sale proceeds, as required by the loan agreement during 2001 and 2000, respectively.

8. Concentrations of Credit Risk

For the years ended December 31, 2001, 2000, and 1999, the Partnership's customers that accounted for 10% or more of the total consolidated revenues for the owned equipment and jointly owned equipment was Varig South America ("Varig") (14% in 2001, 10% in 2000 and 1999). During 2001, Varig noti-

Notes to Financial Statements

fied the General Partner of its intention to return the aircraft under lease. Varig has not remitted four lease payments due to the Partnership. The Partnership has a security deposit from Varig that could be used to pay a portion of the amount due. During October 2001, the General Partner sent a notification of default to Varig. The lease, with an expiration date of October 2002, has certain return condition requirements for each of the remaining aircraft. The General Partner has recorded an allowance for bad debts for the amount of receivables due less the security deposit.

As of December 31, 2001, 2000, and 1999, the General Partner believes the Partnership had no other significant concentrations of credit risk that could have a material adverse effect on the Partnership.

9. Income Taxes

The Partnership is not subject to income taxes, as any income or loss is included in the tax returns of the individual partners. Accordingly, no provision for income taxes has been made in the financial statements of the Partnership.

As of December 31, 2001, the financial statement carrying amount of assets and liabilities was approximately $37.7 million lower than the federal income tax basis of such assets and liabilities, primarily due to differences in depreciation methods, equipment reserves, provisions for bad debts, lessees' prepaid deposits, and the tax treatment of underwriting commissions and syndication costs.

10. Contingencies

Two class action lawsuits which were filed against PLM International and various of its wholly owned subsidiaries in January 1997 in the United States District Court for the Southern District of Alabama, Southern Division (the court), Civil Action No. 97-0177-BH-C (the Koch action), and June 1997 in the San Francisco Superior Court, San Francisco, California, Case No. 987062 (the Romei action), were fully resolved during the fourth quarter of 2001.

The named plaintiffs were individuals who invested in PLM Equipment Growth Fund IV (Fund IV), the Partnership (Fund V), PLM Equipment Growth Fund VI (Fund VI), and PLM Equipment Growth & Income Fund VII (Fund VII and collectively, the Funds), each a California limited partnership for which PLMI's wholly owned subsidiary, FSI, acts as the General Partner. The complaints asserted causes of action against all defendants for fraud and deceit, suppression, negligent misrepresentation, negligent and intentional breaches of fiduciary duty, unjust enrichment, conversion, conspiracy, unfair and deceptive practices and violations of state securities law. Plaintiffs alleged that each defendant owed plaintiffs and the class certain duties due to their status as fiduciaries, financial advisors, agents, and control persons. Based on these duties, plaintiffs asserted liability against defendants for improper sales and marketing practices, mismanagement of the Funds, and concealing such mismanagement from investors in the Funds. Plaintiffs sought unspecified compensatory damages, as well as punitive damages.

In February 1999 the parties to the Koch and Romei actions agreed to monetary and equitable settlements of the lawsuits, with no admission of liability by any defendant, and filed a Stipulation of Settlement with the court. The court preliminarily approved the settlement in August 2000, and information regarding the settlement was sent to class members in September 2000. A final fairness hearing was held on November 29, 2000, and on April 25, 2001, the federal magistrate judge assigned to the case entered a Report and Recommendation recommending final approval of the monetary and equitable settlements to the federal district court judge. On July 24, 2001, the federal district court judge adopted the Report and Recommendation, and entered a final judgment approving the settlements. No appeal has been filed and the time for filing an appeal has expired.

The monetary settlement provides for a settlement and release of all claims against defendants in exchange for payment for the benefit of the class of up to $6.6 million, consisting of $0.3 million deposited by PLMI and the remainder funded by an insurance policy. The final settlement amount of $4.9 million (of which PLMI's share was approximately $0.3 million) was accrued in 1999, paid out in the fourth quarter of 2001 and was determined based upon the number of claims filed by class members, the amount of attorneys' fees awarded by the court to plaintiffs' attorneys, and the amount of the administrative costs incurred in connection with the settlement.

The equitable settlement provides, among other things, for: (a) the extension (until January 1, 2007) of the date by which FSI must complete liquidation of the Funds' equipment, except for Fund IV; (b) the extension (until December 31, 2004) of the period during which FSI can reinvest the Funds' funds in additional equipment, except for Fund IV; (c) an increase of up to 20% in the amount of front-end fees (including acquisition and lease negotiation fees) that FSI is entitled to earn in excess of the compensatory limitations set forth in the North American Securities Administrator's Association's Statement of Policy; except for Fund IV; (d) a one-time purchase by each of Funds V, VI, and VII of up to 10% of that partnership's outstanding units for 80% of net asset value per unit as of September 30, 2000; and (e) the deferral of a portion of the management fees paid, except for Fund IV, to an affiliate of FSI until, if ever, certain performance thresholds have been met by the Funds. The equitable settlement also provides for payment of additional attorneys' fees to the plaintiffs' attorneys from Fund funds in the event, if ever, that certain performance thresholds have been met by the Funds. Following a vote of limited partners resulting in less than 50% of the limited partners of each of Funds V, VI, and VII voting against such amendments and after final approval of the settlement,

Notes to Financial Statements

each of the Funds' limited partnership agreements was amended to reflect these changes. During the fourth quarter of 2001 the respective Funds purchased limited partnership units from those equitable class members who submitted timely requests for purchase. Fund V agreed to purchased 594,820 of its limited partnership units at a total cost of $2.5 million.

The Partnership is involved as plaintiff or defendant in various other legal actions incidental to its business. Management does not believe that any of these actions will be material to the financial condition or results of operations of the Partnership.

11. Quarterly Results of Operations (unaudited)

The following is a summary of the quarterly results of operations for the year ended December 31, 2001 (in thousands of dollars, except weighted-average unit amounts):

	March 31,	June 30,	September 30,	December 31,	Total
Operating Results					
Total revenues	$ 4,096	$ 2,897	$ 2,796	$ 2,728	$ 12,517
Net income (loss)	1,748	996	655	(131)	3,268
Per Weighted-Average Limited Partnership Unit					
Net income (loss)	$ 0.18	$ 0.11	$ 0.07	$ (0.01)	$ 0.35

The following is a list of the major events that affected the Partnership's performance during 2001:

- In the first quarter of 2001, the Partnership sold a marine vessel, marine containers, and a railcar for a gain of $1.2 million;
- In the second quarter of 2001, operating expenses decreased $0.2 million due to the sale of a marine vessel during the first quarter;
- In the third quarter of 2001, the Partnership's investment in USPEs generated a loss resulting from lower lease revenues of $0.2 million and higher repair expenses of $0.1 million; and
- In the fourth quarter of 2001, the Partnership's investment in a USPE trust that owned two commercial aircraft on a direct finance lease, recorded a $1.0 million loss on revaluation.

The following is a summary of the quarterly results of operations for the years ended December 31, 2000 (in thousands of dollars, except weighted-average unit amounts):

	March 31,	June 30,	September 30,	December 31,	Total
Operating Results					
Total revenues	$ 5,770	$ 6,012	$ 6,394	$ 4,297	$ 22,473
Net income	667	1,526	1,592	209	3,994
Per Weighted-Average Limited Partnership Unit					
Net income	$ 0.06	$ 0.16	$ 0.17	$ 0.00	$ 0.39

The following is a list of the major events that affected the Partnership's performance during 2000:

- In the first quarter of 2000, operating expenses increased $0.2 million due to repairs to the Partnership's aircraft;
- In the second quarter of 2000, lease revenues increased $0.3 million due to a marine vessel earning a higher lease rate and the Partnership's investment in USPEs generated an increase in income of $0.4 million also due to higher lease rates earned by the entities that owned marine vessels;
- In the third quarter of 2000, the Partnership sold marine containers, trailers, and a railcar for a gain of $1.1 million; and
- In the fourth quarter of 2000, lease revenues decreased $0.9 million and expenses decreased $0.8 million due to equipment sales.

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PLM Investment Management, Inc.
c/o ACS Securities Services, Inc.
3988 N. Central Expressway, Building 5, 6th floor
Dallas, TX 75204